02037058

NO ACT
P.E 2-12-02
0-32631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2002

Joe Bennett
Secretary & General Counsel
Minnesota Corn Processors, LLC
901 North Highway 59
Marshall, MN 56258-2744

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2002

Re: Minnesota Corn Processors, LLC
Incoming letter dated February 12, 2002

Dear Mr. Bennett:

This is in response to your letter dated February 12, 2002 concerning the shareholder proposal submitted to Minnesota Corn Processors by Ted Beran. We also have received a letter from the proponent dated February 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ted Beran
828 E. Meadow Ln.
Redwood Falls, MN 56283

CRGH

MINNESOTA CORN PROCESSORS, LLC

901 NORTH HIGHWAY 59 • MARSHALL, MN 56258-2744 • PHONE 507-537-2676

LAW DEPARTMENT

February 12, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Ladies and Gentlemen:

Minnesota Corn Processors, LLC, a Colorado limited liability company (the "Company"), has received, by letter dated January 8, 2002, a member proposal (the "Proposal") from Ted Beran (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of members (the "Annual Meeting"). The Company presently intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8, Sections (i)(8), (i)(1) and (i)(6) under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division confirm that it will not recommend any enforcement action against the Company if it does so.

We are enclosing six copies of this letter. A copy of the Proposal is attached as Exhibit A. Concurrently with the filing of this letter with the Division, we are forwarding a copy of this letter to Proponent as notice of the Company's intention to exclude the Proposal from its proxy materials.

Company Background

The Company is a processor and marketer of corn and corn by-products. Until July 2000, the Company operated as a Minnesota cooperative. The Company has over 5,000 members, most of whom are farmers. Ownership interests in the Company are comprised of Class A Units held by Class A Members and Class B Units held by Class B Members. All members except one are Class A Members. None of the Company's Units are publicly traded.

The Proposal

The Proposal is as follows:

This proposal is that the operating agreement be amended to read under Article VI Board of Directors Section 6.3 Election of Directors amended to read

a. *No member can be elected or serve as director for more than 4 consecutive terms or a total of 12 years. Any director who has already served 12 or more years can serve out his or her present term.*

The current version of Section 6.3 of the Company's Operating Agreement reads:

"At each Annual Meeting of the Members, elections shall be held to fill all vacancies on the Board of Directors. Class A Members may vote by mail ballot for directors. Directors shall be elected for staggered terms of three (3) years and until a successor is elected and qualified."

Reasons for Excluding the Proposal

1. The proposal relates to the election of directors.

Rule 14a-8(i)(8) allows a company to exclude a proposal if it relates to an election for the company's board of directors or analogous governing body. The Commission has expressly stated that "with respect to corporate elections . . . Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in election of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Release No. 34-12598 (July 7, 1976); see also, York Group, Inc. (Apr. 2, 2001) (proposal intended to nominate individuals as nominees and requested that these individuals be recognized as nominees for election to the board of directors); NetCurrents, Inc. (Apr. 27, 2001) (proposal required certain individual be placed on the board of directors).

The staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(8), which in purpose or effect, oppose the election of specific nominees from being elected to the company's board of directors. In Bull and Bear U.S. Government Securities Fund, Inc. (July 16, 1998), the staff stated explicitly that "the shareholder proposal was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters." See also, e.g., Archer-Daniels-Midland Co. (Aug. 6, 1999) (proposal would have disqualified any board member who failed to offer to buy the company); Dow Jones & Co., Inc. (Jan. 31, 1996) (proposal requested that a board seat be filled by a particular individual); Storage Technology Corp. (Mar. 11, 1998) (proposal required that company's proxy statement include a list of shareholder nominees and set up a procedure that would effectively contest the reelection of the current board members). See also, Masco Corp. (Mar. 16, 1998) (proposal calling for replacement of outside directors); Dayton Hudson Corp. (Feb. 18, 1998) (proposal requesting that the board resign and be replaced).

In the instant case, while the Proposal seems to be generic, it clearly has the purpose and effect of seeking to disqualify from reelection specific individual directors who have served on the Company's Board of Directors since 1990 or earlier. As noted above, the Company's Board of Directors is divided into three classes with approximately one-third of the directors elected annually. Eight directors will be elected at the 2002 Annual Meeting. Two of the eight nominees, Steve Lipezky and John H. Nelson, have served on the Board of Directors for over twelve years. The Proposal, if implemented, would have the effect of removing these two individuals from the Board of Directors.

In addition, as a result of limitations in the Company's Operating Agreement, the pool of individuals that are eligible to serve as Company directors is limited. Specifically, the Company's Operating Agreement provides that the Company's Board shall consist of 24 directors but that only a Class A Member or an elected or appointed representative of a Class A

Member can serve as a director. Further, only a "Producer" can be a Class A Member. The Operating Agreement defines the term "Producer" as "individuals . . . who are (1) currently or formerly engaged in the production of one or more agricultural products, (2) the owners of voting stock of a Family Farm Corporation, (3) members of the immediate family (i.e., a spouse, parent, brother or sister, child or grandchild) of any Member, and (4) current or former employees or agents of the Company." The Operating Agreement also divides the territory in which the Class A Members are located into eight districts with each district having the right to elect from two to five directors from its district. Thus, unlike a typical public company that can nominate any individuals it deems appropriate to serve on its board of directors regardless of where the individuals reside, the Company is essentially limited to individuals that have some connection to farming, choose to purchase Class A Units and reside in the particular district where a directorship needs to be filled. While the Company has found 24 individuals that meet these qualifications and are willing to serve, most of the Company's Class A Members concentrate their efforts on their farms and either lack the time to or interest in serving on the Company's Board or do not wish to expose themselves to the potential personal liability attendant to serving as a director. Hence, from a practical point of view, if the Proposal is implemented, it may not be possible for the Company to fill its 24 person Board.

Furthermore, the SEC staff has also allowed companies to exclude proposals under Rule 14a-8(i)(8) that question the personal suitability of specific individuals to hold office. In Honeywell International Inc., the staff concurred with the company's position that a proposal to make directors ineligible if they fail to enact any resolution adopted by shareholders is excludable. Honeywell International Inc. (Mar. 2, 2000). The SEC also noted that Rule 14a-8(i)(8) allows the exclusion of a proposal that "question[s] the business judgment, competence and service of [a person] who the Company indicates will stand for reelection at the upcoming annual meeting of shareholders." Black & Decker Corp. (Jan. 21, 1997) (proposal maligned the CEO, who stood for reelection to the board of directors); Great Atlantic & Pacific Tea Company, Inc. (Mar. 8, 1996) (proposal recommending that the board of directors censure the CEO); UAL Corp. (Jan. 18, 1991) (proposal questioning the business judgment, competence and service of the Company's directors who may stand for reelection at the upcoming annual meeting of shareholders).

In the instant case, the Proponent notes that the Proposal is needed to "avoid any chance of collusion on the Board of Directors" and that the current directors may have a "conflict of interest in making decisions in regard to distributions and collections." This appears to question the business judgment of the Board members of the Company who will stand for reelection at the 2002 Annual Meeting. In Black & Decker Corp. (Jan. 21, 1997) and UAL Corp., (Jan. 18, 1991) the staff stated that a proposal questioning the business judgment, competence and service of the Company's directors who may stand for reelection at the upcoming annual meeting of shareholders may be omitted. See also, Honeywell Int'l. Inc. (Mar. 2, 2000) (the company may exclude proposal if it questions the business judgment of the board members who are scheduled for reelection).

2. The Proposal is not a proper subject for member action.

Rule 14a-8(i)(1) permits the omission of a proposal from a company's proxy material if the proposal is not a proper subject for action by security holders under the laws of the company's state of organization. Subject to a few exceptions which are not applicable in this case, the Colorado Limited Liability Company Act provides that: "[t]he operating agreement may contain any provisions for the affairs of the limited liability company." C.R.S.A. § 7-80-108. As mentioned above, the Company's Operating Agreement divides the territory in which Class A Members are located into eight districts with each district having the right to elect from two to five directors from its district. If the Proposal is implemented, all of the current directors from District II and two-thirds of the directors from Districts III and VII will be no longer eligible to serve as directors when their terms expire. That being the case, the number of directors in these districts would likely have to be changes since, as discussed above, it may not be possible to locate a sufficient number of individuals in these districts that are willing and able to serve as directors. Under Section 6.13 of the Company's Operating Agreement, the number of directors representing each district is subject to review by the District Committee, which is appointed by the Board of Directors, at least every three years. The Board of Directors may accept or reject the recommendations of the District Committee. Thus, the Proposal essentially requires the members to vote on a matter that is solely within the province of the Board of Directors.

3. The Proposal is vague, indefinite and misleading.

The staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. General Magic, Inc. (May 1, 2000) (proposal excluded because company shareholders would not know what they were voting to accomplish were this statement to be included in the proxy statement. The proponent failed to explain how the company was to respond to shareholders "properly."); IDACORP, Inc., (Jan. 24, 2000) (the company may exclude a proposal under Rule 14a-8(i)(3) because the proposal sought to remove members of the board without specifying the reasons, therefore it was vague and indefinite). A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." Bristol-Myers Squibb Co. (Feb. 1, 1999) (the staff concurred in the omission of a proposal under Rule 14a-8(i)(3) because the proposal's vagueness as it is completely silent as to how the Company might implement to the proffered policy); Philadelphia Electric Co. (July 30, 1992) (proposal excludable because the proposal was so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

In supporting the Proposal, Proponent provides four reasons for adoption, most which, in our opinion, are vague and indefinite and thus misleading. The Proposal contains statements that are unsupported by the facts or tend to mislead the readers. First, the supporting statement is materially misleading in its implication that the current leadership of the Company have committed or may commit "collusion" and that some directors, because they have an unpaid allocated loss for 1996, cannot make a fair decision in regard to distribution and collections. No evidence is provided to demonstrate any collusion or that directors have made unfair decisions.

In addition, the supporting statement indicates "that a straw vote at the district meetings is not an indicator of what the whole membership wants." This statement tends to mislead the Members that the board of directors cannot make a wise decision regarding Company affairs and thus it questions the business judgment, competence and service of the board of directors.

Conclusion

Based on the foregoing, we respectfully requests that the staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the proxy materials for its Annual Meeting in reliance on Rule 14a-8.

Should the staff disagree with the Company's position, we would appreciate an opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter, please call the undersigned at (800) 328-4150, ext. 2674.

Very Truly Yours,

Joe Bennett
Secretary & General Counsel

Enclosures

cc: Ted Beran

828 E. Meadow Ln.
Redwood Falls, Mn 56283
1-8-02

Joe Bennett, Sec. & G.C.
M.C.P. LLC
Corporate Office
901 N Hwy 59
Marshall, Mn. 56258

RECEIVED
JAN 1_ 2002
By

Dear Joe.

Enclosed please find a proposal that I would like to get on the agenda for a vote at the annual meeting.

If I need to do any changing or do anything extra please let me know.

Yours truly.
Ted Beran

Tele 507-644-2731

This proposal is that the operating agreement be amended to read under Article VI Board of Directors

Section 6.3 Election of Directors amended to read

a. No member can be elected or serve as director for more than 4 consecutive terms or a total of 12 years. Any director who has already served 12 or more years can serve out his or her present term.

YES ☐

NO ☐

ABSTAIN ☐

The reasons for supporting this proposal are;

a. We need to constantly develop new leadership for the company and knowledge of the company.

b. We need this amendment to avoid any chance of collusion on the board of directors.

c. Due to the fact that some directors have an unpaid allocated loss for 1996, that can cause a conflict of interest in making decisions in regard to distributions and collections.

d. Efforts have been made in the past to get a term limits amendment on the agenda for a vote by the members at the annual meeting but every effort has been rebuffed. A straw vote at the district meetings is not an indicator of what the whole membership wants.

Sincerely,
Ted Beran

828 E Meadow Ln.
Redwood Falls Mn. 56283

Office of the Chief Council
Division of Corporate Finance
Security and Exchange Comm
450 5th St. NW
Washington, D. C. 20549

Ladies and Gentlemen:

Before me is a letter from Joe Bennett, Sec & General Council for Minn. Corn Processors LLC of Marshall, Mn. dated Feb 12, 2002. You should have received an identical letter. This is in response to that letter

At the last annual meeting of MCP LLC the members were assured by Dan Thompson, Pres and CEO that we could submit and have resolutions voted on at our next annual meeting. My resolution was prepared with that in mind. However the board has used legal council to have this resolution excluded with no defense on my part. It is evident that Joe Bennett has spent a lot of time in researching this resolution to see that it gets excluded

Joe Bennett makes some statements that need a rebuttal. In paragraph 3 he uses the words vague,indefinite, and misleading. Those are not accurate and imply that we as shareholders are not capable of making good decisions. Due to the dictatorial nature of the leadership there is evidence that collusion could exist. Also one example of conflict of interest is enough and that is evident. Another example is that the units of equity were valued very low @ $1.02 for the conversion to the LLC when the book value was much higher. This was a detriment to everyone that had a high cost per unit snd a benefit to those with a low cost per unit

S ome directors did not pay their allocated loss for 1996. This is a part of the allocated deficit. A discount was given to those that did pay. However the total amount of the discount given was $8000000.00 or more and that figure was transferred to the unallocated deficit which in reality reduced the equity of everyone. By doing this the original agreement was voided. The original agreement was based on a 5 year pay back on the allocated loss and that has expired. There is still almost $18,000,000.00 unpaid deficit as of Dec.31, 2000.The directors that did not pay their share of the loss definitely have a conflict of interest.

In response to Joe Bennett's statement in regard to finding enough or good directors, it is only fair to say that out of 5400 members, if given a chance there are plenty that would do a fine job. It seems that the district committee could be very partial in their choice of nominees

Having the MCP financial statements in front of them would make anyone wonder about the business judgement of some of the directors that have been on the board from the beginning. The financial statement for 1996 shows the company going from a positive $47,000,000,00 to a negative $62,900,000.00 in net proceeds, and that is $110,000,000.00loss in one year.Something was wrong but where were the directors?.

As events unfolded it was evident from the start that the company would have problems if the directors did not change their attitudes. With all the stock splits and such an ambitious management and then taking all the profits out that could be taken it was no wonder that the company went to the brink of disaster Some of those same directors are still on the board. The Enron debacle is a good example of what can happen when the company is not open to the members.

Members need to decide this issue and not the legal council or the board of directors. We have not been able to present any resolution or vote on any coming from the floor at the annual meetings

I respectfully request that you make your decision in favor.of having this resolution on the agenda at the MCP LLC annual meeting. It seems unfair that Joe Bennett would request to confer with the staff prior to your issuance of your response.

Yours truly,

Ted Beran
member of MCP LLC

TB/tb

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Minnesota Corn Processors, LLC
Incoming letter dated February 12, 2002

The proposal would amend Minnesota Corn Processors' operating agreement to provide that "No member can be elected or serve as director for more than 4 consecutive terms or a total of 12 years. Any director who has already served 12 or more years can serve out his or her present term."

We are unable to concur in your view that Minnesota Corn Processors may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Minnesota Corn Processors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Minnesota Corn Processors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "We need this amendment . . ." and ends ". . . the board of directors";
- recast the sentence that begins that begins "Due to the fact . . ." and ends ". . . and collections" as the proponent's opinion; and
- recast the sentence that begins "A straw vote . . ." and ends ". . . membership wants" as the proponent's opinion.

Accordingly, unless the proponent provides Minnesota Corn Processors with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Minnesota Corn

Processors omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Minnesota Corn Processors may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Minnesota Corn Processors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jonathan Ingram
Special Counsel